

TRUSTWIRE

2019 Report

Dear investors,

Trustwire has made significant progress in developing the next major version of Trustwire and mobile apps. We have also increased the number of users by 80% since 2019. However, it has been a tough year for Trustwire as it stumbled upon multiple obstacles. Product development was more difficult and slower than expected, and customer acquisition and sales were slower than initially projected. In 2020, we projected a minimal growth in sales due to the COVID-19 pandemic that has affected many businesses globally. Nonetheless, the management team is confident that we will regain our momentum as the COVID-19 pandemic passes. Trustwire's core technology is still sound, and we are continuously looking for new ways to better serve our users and attract more paying customers.

We need your help!

While Trustwire's technology is sound, we have been seeing weaker than expected sales and adoption of our service. The management is looking to improve the produce and service offerings as well as the sales and marketing strategies. We are looking to form an advisory board with voluntary/non-paying members with extended experience in various business expertise to advise the Trustwire management team. Investors, who are, or know someone who are, proficient and willing to advise startups are encouraged to contact the Trustwire management.

Sincerely,

Angela Hall
Chairman of the Board

Hugh Hall
CEO

Our Mission

We believe Trustwire is the obvious enterprise choice for any industry that requires true end-to-end security: accountants, lawyers, financial advisors, government, healthcare, cryptocurrency, and more. On the individual side, we see Trustwire in the hands of people who pay for Dropbox (11.5M total as of May 2018).

See our full profile

How did we do this year?

Report Card

B+

The Good

- The number of users grew by 80% since 2019.
- Made significant progress in developing the next version of Trustwire web-based system and the new mobile apps.
- Keep operating cost low and efficiently used the fund raised in the Wefunder campaign.

The Bad

- Development work has been more difficult and slower than expected.
- Ineffective marketing strategies.
- Slow customer requisition.

2019 At a Glance

January 1 to December 31

$2,900 +184%
Revenue

-$88,297
Net Loss

$12,465 +1%
Short Term Debt

$116,014
Raised in 2017

$26,292
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

There isn't a simple way to exchange files confidentially: email is insecure, Dropbox and Google Drive can read your files, and strong encryption tools are difficult to use. We created Trustwire to provide a secure and easy way for the everyday user to exchange and store files. Any industry who shares confidential files – accounting, law, healthcare, security etc. – makes up our $8B market. We released V1 of Trustwire in June 2018 and now have 5,000 users.

We believe Trustwire is the obvious enterprise choice for any industry that requires true end-to-end security: accountants, lawyers, financial advisors, government, healthcare, cryptocurrency, and more. On the individual side, we see Trustwire in the hands of people who pay for Dropbox (11.5M total as of May 2018).

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Trustwire Corporation was incorporated in the State of Maryland in August 2017.

Since then, we have:

- 80% growth in users since 2018.

- CEO & Founder Hugh Hall has been working in cybersecurity since 2002.

- Key innovation: no passwords necessary. Files secured through a private and public key.

- Enterprise content management is an $8 billion market.

- We offer end-to-end encryption, our software is simple for anyone to use, and files are accessible anywhere with internet access.

Historical Results of Operations

Our company was organized in August 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,900 compared to the year ended December 31, 2018, when the Company had revenues of $1,021.12. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $26,291.93, including $26,291.93 in cash. As of December 31, 2018, the Company had $273.68 in total assets, including $273.68 in cash.

- *Net Loss.* The Company has had net losses of $88,296.50 and net losses of $53,524.13 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $12,464.89 for the fiscal year ended December 31, 2019 and $12,397.81 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Trustwire Corporation cash in hand is $26,291.93, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,660/month, for an average burn rate of $5,660 per month. Our intent is to be profitable in 12 months.

Our financial data was finalized on December 31, 2019. The Covid-19 pandemic has impacted the sales activities. It has not affect the day-to-day operations such as system research & development.

We expect the following revenues and expenses for the first 6 months after a successful minimum raise.

Revenues

Month 1: $0
Month 2: $2,000
Month 3: $2,000
Month 4: $2,000
Month 5: $2,000
Month 6: $2,000

Expenses

Month 1: $2,000
Month 2: $3,000
Month 3: $3,000
Month 4: $3,000
Month 5: $3,000
Month 6: $3,000

The founders of the company can provide personal loan to support the operation if the company runs out of capital.

The owners have provided addition working capital to the company in the form of personal loans.

Net Margin: -3,045% **Gross Margin: 100%** **Return on Assets: -336%** **Earnings per Share: -$2,102.30**

Revenue per Employee: $725 **Cash to Assets: 100%** **Revenue to Receivables: ~** **Debt Ratio: 47%**

Trustwire_Corporation_-_Financial_-_FS_2018_and_2019.pdf

Trustwire_Reviewed_FS_2018_and_2017_Final.pdf

We ❤ Our 150 Investors

Thank You For Believing In Us

Jeremy Hasbrouck
Leonard Helbig
Andrew Gazdecki
Shyam Bhimani
Bruce J Kramer
Damien Jackson
M Giovanni Orsi
Roger Chan
Morris Gelman
Megan Watson
Mark Chrzanowski
Zoran Abramovic
Davender Bhardwaj
Troy Ochowicz
Michael Chung
Larry Reinheimer
Yuliang Liu
James Theo
Murali Krishnan
Renee Schaeffer
Benny Zhong
Merlyn HYERS
Gerardo Pardo-Castellote
Michael Duran
Derrick Miller
Michael Goldstein
Taleb Damaree
Dion Lancia
Eric W. Harding
Sagar Narola
Kiranmayi Komati
Toni Butcher
Gloria Su
John Hyde
Michael DeLaMater
Michael Broudy
Mantian Zhu
Kamaldeen R Saldin
Rob Miller
Nik Milanovic
James Rodney Hendrix
Jean Ch. SANDOZ
Osvaldo Freire Fonseca
Marie Antoinette
Brian Belley
Edgar Benjamin Cabrera
Alexander Clarence McInt...
Gregory Bell
Asim Mohammed Abd El...
Tracey Raditz
Nancy Hargraves
Santosh Kumar
Mark Samuels
Bogdan Milin
Steve Taus
Joseph Filkins
Bruce D Armstrong, DVM
Antionette Moore
Karin Farrell
Keith Fowler
Melvin Kestner
Jonathan Borchardt
Simon Skowronski
Collin McLeroy
Michael Teske
Andrew Dysart
Greg Conner
Christopher Carmouche
Jennifer Zachey
Dr. Ala M Shaqra
Stephen Maxwell
Jeff Stephens
Soufou Saechao
Cameron J. Figgins
Paul Varkey
Meihong Li
Lakshminarayana Nindra...
Van Duc Nguyen
Vikash Kumar
Brenda Stoltz
James Russell
Eric Santucci
Lucas Holl
Bala Giridhar Gatla
Joshua Moore
Janice Soriano
Yan Hong Chen
Fabrizio Van Thielen
Michael Fuqua
Eric Stickney
Doug Price
Johnfifteenthirteen Aune
Howard Stark
Rodney Loges
Mondell G. Crosby
Gregg Carlson
Meiying Fan
Alex Brissette
Sanjeev Munjal
Francisco Sauceda Jr
Daniel Behrens
Richard Campbell
Franklin E. Powers, Jr.
Crijnes Pieter Sprinkhuizen
Jesten Bell
Jaren Pilling
Loy Ripple
Ted Travis
Demarley Holder
Christopher Rusho
Sam Simonovich
Boleslaw Rawicz
Timothy Stoneburner
Patrick Mendoza
Sergio Rodriguez
Paul Stephenson
Harish Damodhardas Asar
Xiaoxia ZHU
Christoph Lymbersky
Ashley Tillman
Kevin Mcmonnies
Tiffany Nakano
William Harner
Deborah Hernandez
Saqib Hussain
Sambala Liggonah
Anthony Washington
Michael Assouline
Thaddeus Onwuka
John Contarino
Chris Campbell
Matthew Rayner
Mark Curry
Lavar Martin
Peter Bailey
Sachin Mohan
Cody Heisinger
Nathan Stucky
Brian Murray
Carl Russo
Mark Cruz
Joseph Lombardo
Charbel Moarbes
Jesus Aguilar
Antony T Curtis
Shaun Hyland
Dakota Smith
Heather Pressler
Brandon Adams
Efosa AMAFIDON

Thank You!

From the Trustwire Team



Angela Hall
Chairman of the Board



Hugh Hall
CEO



Bo Nick
Chief Experience Officer
Expert in System Technology and Application Development, Information Security, and Machine Learning



Esther Chou
Director of Design
Experienced UI/UX Designer and Graphic Designer, Skilled in Adobe Suite, Sketch App, HTML, Flinto



[illegible]
Chief Technology Officer
Full-stack Developer with background in Database Design, Restful API, C/C++/Python/PHP



Fandy Zhang
Chief information Security Officer
Former CTO at Xanity LLC, Masters Degree in Computer Science

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Angela Hall	Investor @ Darelab LLC	2017

Officers

OFFICER	TITLE	JOINED
Hugh Hall	CEO President	2017
Angela Hall	Secretary Treasurer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Hugh Hall	360,000 Class A Voting Common Stock	20.0%
Angela Hall	900,000 Class A Voting Common Stock	50.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	15,000,000	1,800,000	Yes
Series Seed Preferred Stock	5,000,000	41,767	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	N/A
Options:	N/A

Risks

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations; * The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter; * The rate of progress and cost of development activities; * The need to respond to technological changes and increased competition; * The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; * The cost and delays in product development and manufacturing; * Sales and marketing efforts to bring our products to market; * Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and * Lack of demand for and market acceptance of our products and technologies.

We rely heavily on our customers and could lose some of our customers, which could be detrimental to our Company. We will also have to continue to attract new customers to assure growth.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

To protect our rights in our products and technology we rely on a combination of trademark and copyright laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time consuming and costly. And the steps taken by us may not prevent misappropriation of our assets or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective and unauthorized parties may copy aspects of our products or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive and the outcome difficult to predict.

We rely heavily on technology and intellectual property but we may be unable to adequately or cost effectively protect or enforce our intellectual property rights thereby weakening our competitive position and increasing operating costs.

Hugh Hall and Angela Hall together control 70% of the voting shares. As the majority holders of Class A Common Stock, which gives them one vote per share, as opposed to no voting rights for holders of Class B Non-Voting Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Hugh Hall and Angela Hall's voting power through his ownership of our Class A Common Stock could discourage or preclude others from initiating potential mergers, takeovers, or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Trustwire Corporation having extra checks and balances to prevent fraud and produce reliable financial reports.

As a startup, the Company is very dependent on its co-founders. If anything catastrophic were to happen to the Company's founding team the future of the Company may be compromised. The Company does not currently carry key-person life insurance, however, the Company plans to secure key-person life insurance when deemed financially prudent. Also the Company's future success may depend of the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third party contractors this could adversely affect our business, financial condition, and operating results.

The Company services niche potential client base in a highly competitive environment. The Company's current focus is on professions that rely on sending confidential documents securely such as the legal profession. This market has better-established and funded competitors. Most internet users may never recognize the need for cybersecurity at the level we provide. Even if they do the market may take several years to develop.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

The Company is an early stage company incorporated on 8/31/2017. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by them for capital needs for their operations are reasonable, but until operations have continued for a period of time it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

Although experienced entrepreneurs leads the company none of them have ever been involved in bringing a cyber-security operation product to market. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in buying the toolset the Company sells.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. The Company might need to reduce sales and marketing, engineering, or other expenses. Were recurring revenue to decrease further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future to continue. Even if we do make successful offers in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

We have minimal operating capital and even if we raise $1M in this offering for the foreseeable future we will be dependent on our ability to finance our operations from the sale of additional equity or other financing alternatives. Startups often depend on raising several rounds of additional capital until they are profitable. There can be no assurance that we will able to successfully raise operating capital. The failure to raise operating capital could result in our bankruptcy or other event, which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources so the failure to raise significant operating capital could put your investment dollars at significant risk.

Increased IT security threats and more sophisticated cyber-crime pose a potential risk to the security of our IT security systems, networks and services as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or services providers we rely on fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events to power outages to security breaches and our business continuity plans do not effectively address these failures on a timely basis we may suffer interruptions in our ability to manage operations, reputational, competitive, and or business harm which may adversely affect our business operations and/or financial condition. In additional such events could result in unauthorized disclosure of material confidential information and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, employees, clients, suppliers or consumers. In any of these events we could also be required to spend significant financial and other resources to remedy the damage caused by the security breach or to repair or replace IT network systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The Company has made certain assumptions about the cyber-security marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential client base. In order to mitigate the risk the company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from our subscriptions. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the shareholders. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal, or operational consequences. Trustwire's user privacy has never been compromised to date due to a focus on encryption and security. But 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which parallel increase in risk.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor®;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Trustwire Corporation

- Maryland Corporation
- Organized August 2017
- 4 employees

12154 Darnestown Rd, Unit 238
Gaithersburg MD 20878

https://www.trustwire.com

Business Description

Refer to the Trustwire profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Trustwire is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/trustwire/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*